Exhibit 12.1
THE GREENBRIER COMPANIES, INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our consolidated ratio of earnings to fixed changes for the periods indicated.

						Six Months Ended
	Fiscal Years Ended August 31					February 28
	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except for ratios)
Earnings (loss) before income tax, noncontrolling interest and equity in unconsolidated subsidiaries	$50,000	$60,144	$30,914	$30,488	$(74,215)	$(19,056)	$(10,876)
Interest expense	14,835	26,317	43,206	44,320	45,912	20,917	23,517
Estimated interest portion of rent expense	5,591	6,465	7,249	11,371	11,869	5,189	5,699

	$70,426	$92,926	$81,369	$86,179	$(16,434)	$7,050	$18,340

Fixed charges	$20,426	$32,782	$50,455	$55,691	$57,781	$26,106	$29,216

Ratio of earnings to fixed charges (1)	3.45	2.83	1.61	1.55	(0.28)	0.27	0.63
Deficiency of earnings to fixed charges					$74,215	$19,056	$10,876